UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to


                         Commission File Number 1-11377




               CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN
                            (Full title of the plan)





                                  CINERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)







                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                    (Address of principal executive offices)

                                TABLE OF CONTENTS



                                                                      Page No.

Financial Statements

  Report of Independent Public Accountants                               3

  Statements of Financial Condition as of
    December 31, 1997 and 1996                                           4

  Statements of Income and Other Changes in Plan Equity
    for the Years Ended December 31, 1997, 1996, and 1995                5

  Notes to Financial Statements                                         6-8

  Financial Statement Schedules:
    Schedules I, II, and III are not applicable

Signatures                                                               9

Exhibits

  23)  Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
the Cinergy Corp. Directors'
Deferred Compensation Plan:

We have audited the accompanying statements of financial condition of the CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN as of December 31, 1997 and 1996, and the statements of income and other changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the results of its operations and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

The fund information in the statements of financial condition and the statements of income and other changes in plan equity is presented for purposes of additional analysis rather than to present financial condition and results of operations and changes in plan equity for each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Cincinnati, Ohio
March 24, 1998

               CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN

                        STATEMENTS OF FINANCIAL CONDITION



                                                    Stock

                                                   Accounts

                                                   (Note C)          Total

AS OF DECEMBER 31, 1997

  ASSETS
    Amounts due from participating
      employers (Note A)                           $1 066 974      $1 066 974
                                                   ==========      ==========

  PLAN EQUITY                                      $1 066 974      $1 066 974
                                                   ==========      ==========


AS OF DECEMBER 31, 1996

  ASSETS
    Amounts due from participating
      employers (Note A)                           $  739 676      $  739 676
                                                   ==========      ==========

  PLAN EQUITY                                      $  739 676      $  739 676
                                                   ==========      ==========


The accompanying notes are an integral part of these financial statements.


               CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN

              STATEMENTS OF INCOME AND OTHER CHANGES IN PLAN EQUITY




                                                Stock         Cash
                                               Accounts     Accounts

                                               (Note C)     (Note C)      Total
PLAN EQUITY AT DECEMBER 31, 1994             $  185 182    $  28 284   $  213 466

  Theoretical investment income (Note C)
    Dividends earned                             19 285         -          19 285

    Interest earned                                -            810           810
      Net investment income                      19 285         810        20 095

  Theoretical stock appreciation                 85 065        -           85 065

  Contributions from participants (Note C)      199 882       6 548       206 430

  Participant withdrawals (Note E)                 -         (35 642)     (35 642)


PLAN EQUITY AT DECEMBER 31, 1995                489 414         -         489 414

  Theoretical investment income (Note C)
    Dividends earned                             31 615         -          31 615

  Theoretical stock appreciation                 53 877         -          53 877

  Contributions from participants (Note C)      191 500         -         191 500

  Participant withdrawals (Note E)              (26 730)        -         (26 730)


PLAN EQUITY AT DECEMBER 31, 1996                739 676         -         739 676

  Theoretical investment income (Note C)
    Dividends earned                             42 629         -          42 629

  Theoretical stock appreciation                128 128         -         128 128

  Contributions from participants (Note C)      188 500         -         188 500

  Participant withdrawals (Note E)              (31 959)        -
                                             ----------    ------
(31 959)

PLAN EQUITY AT DECEMBER 31, 1997             $1 066 974    $    -      $1 066 974

The accompanying notes are an integral part of these financial statements.

               CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note A - Plan Description

The Cinergy Corp. Directors' Deferred Compensation Plan (the Plan) was established to enable non-employee directors of Cinergy Corp. (Cinergy or Company) and its subsidiaries to defer the receipt of all or a portion of the compensation payable for services performed as a member of the board of directors of Cinergy or any of its subsidiaries. The Plan is not a funded plan; thereby, Cinergy and its subsidiaries have not segregated any assets to pay the contractual obligations to participants under the Plan. The administrative expenses of the Plan are paid by the Company. Further details of the Plan are provided in the Plan prospectus which has been distributed to all eligible Plan participants.

Note B - Accounting Principles

The accounts of the Plan are maintained on an accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C - Investment Program

Under the Plan, eligible participants may elect to defer all or any portion of the compensation payable for services performed as a member of the board of directors of Cinergy or its subsidiaries. Each participant elects to have amounts deferred credited among two different accounts - a "Stock Account" and a "Cash Account" - as follows:

Stock Account -

         A participant may elect to have any portion of deferred amounts treated as if invested in a number of shares of Cinergy Corp. Common Stock, $.01 par value (Common Stock). When a participant elects to have amounts treated as if invested in Common Stock, the deferred amounts are deemed to be invested in a number of theoretical shares of Common Stock determined using the market price per share existing on the date each amount would otherwise have been payable to the participant. Dividends on the theoretical shares are assumed to be reinvested into additional theoretical shares determined using the existing market price per share as and when dividends on Common Stock are paid. A total of 27,849.243 theoretical shares at a market value of $38.3125 per share were allocated to participants' Stock Accounts at December 31, 1997. A total of 22,162.575 theoretical shares at a market value of $33.375 per share were allocated to participants' Stock Accounts at December 31, 1996.

Cash Account -

         A participant may elect to have any portion of deferred amounts treated as if invested in an interest-bearing account. When a participant elects to have amounts treated as if invested in an interest-bearing account, the deferred amounts are deemed to be invested in a theoretical account on the date each amount would otherwise have been payable to the participant. Interest is accrued on and credited to the theoretical account at a rate that is equivalent to the interest rate for a one-year certificate of deposit of $100,000 as quoted in The Wall Street Journal. The rate of interest is adjusted and compounded quarterly.

Upon six-month prior notice, a participant may change the amount of compensation to be deferred and the allocation of amounts among the two accounts. However, any change in allocation among the two accounts will only apply to future deferred amounts and not to existing account balances.

The number of active participants in each account is provided in the following table:

                                      Cash                Stock
              December 31            Account              Account
              -----------            -------              -------
                 1995                 None                  5
                 1996                 None                  5
                 1997                 None                  5

Note D - Income Tax Status

The Plan is not regarded as an "employee benefit plan" under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, therefore, is not subject to ERISA. The Plan also is not a qualified plan under
Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to Federal income taxes; however, the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation.

Amounts deferred, along with any theoretical dividends and theoretical interest accrued thereon, are not considered taxable income to a participant until distributed (see Note E). Amounts distributed from the Plan are considered compensation taxable as ordinary income in the year distributed, in an amount equal to the total of all cash and the existing fair market value of all shares of Common Stock distributed.

Subsequent dispositions of shares of Common Stock received from the Plan may result in capital gains (losses) equal to the amount realized over (under) the tax basis in the shares. The tax basis is generally considered to be the amount of ordinary income recognized in conjunction with the distribution from the Plan of the shares of Common Stock.

Note E - Participant Withdrawals

At the participant's election, amounts deferred under the Plan, together with earnings thereon, will be distributed either in a single lump sum payment or in equal annual installments of two to 10 years. At the participant's election, the single lump sum payment or the first installment payment will be payable on the first business day of the calendar year immediately following the year in which the participant either (a) ceases to be a director, or (b) attains that age specified by Paragraph 203(f)(3) of the Social Security Act or its equivalent then in effect. Any additional installment(s) will be payable on the first business day of each succeeding year.

All payments to be made under the Plan from a participant's Stock Account are to be made in the form of new issue shares of Common Stock or shares of Common Stock purchased on the open market, as determined by the Company, and cash in lieu of any fractional shares. All payments to be made under the Plan from a participant's Cash Account are to be paid in cash.

In the event of the death of a participant, all amounts due the participant are to be distributed within 90 days of the participant's death to the designated beneficiary or to the decedent's estate in accordance with the preceding paragraph.

Note F - Change in Control, Amendment, Termination, and Forfeiture


In the event of a "change in control" of Cinergy, as defined in the Plan as amended, the Compensation Committee of Cinergy's Board of Directors, in its sole discretion, may elect to accelerate the distribution of all compensation deferred under the Plan.

Cinergy, at any time by action of its board of directors, may alter, amend, modify, revoke, or terminate the Plan, or suspend payment of benefits under the Plan, except with respect to provisions relating to a "change in control" for a three-year period following such "change in control".

Any amounts remaining in a participant's Stock Account or Cash Account will be forfeited if the participant becomes affiliated with any utility or other company in Indiana, Ohio, or Kentucky that competes with Cinergy or its subsidiaries. Amounts will also be forfeited if a participant refuses a reasonable request to become a consultant after retiring as a member of the Company's or its subsidiaries' board(s) of directors.

                                           SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             CINERGY CORP. DIRECTORS' DEFERRED COMPENSATION PLAN
                                                 (The Plan)


Date:  March 24, 1998



                                                    /s/ Van P. Smith
                                                (Chairman, Compensation
                                                       Committee)